State Street Institutional Investment Trust

Kristin Schantz, Secretary

One Lincoln Street

Boston, MA 02111

May 19, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:     Office of Filings, Information & Consumer Service

Re:	State Street Institutional Investment Trust (the “Trust”)
File Nos.: 811-09819 and 333-30810; Request for Withdrawal of Post-Effective Amendment
Filings to the Trust’s Registration Statement on Form N-1A

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of its series State Street Macro Absolute Return Bond Fund (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 128 (“PEA 128”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-15-261280) on July 23, 2015, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA 128 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on April 22, 2016 (Accession No. 0001193125-16-551409) (each, a “BXT Filing” and together with PEA 128, the “Filings”) and scheduled to become effective on May 22, 2016.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of such Fund as a series of the Trust at this time.

No securities were sold in connection with this offering.

If you have any questions, please contact me at (617) 662-3967 or kschantz@statestreet.com.

Very truly yours,

/s/ Kristin Schantz
Kristin Schantz Secretary